September 23, 2024

John C. McDearman, III
President, Chief Executive Officer and Director
Wilson Bank Holding Company
623 West Main Street
Lebanon, TN 37087

       Re: Wilson Bank Holding Company
           Definitive Proxy Statement on Schedule 14A
           Filed March 22, 2024
Dear John C. McDearman, III:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program